Exhibit 99.1

MIND CTI Reports Third Quarter 2024 Results

Yoqneam, Israel, November 5, 2024 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its third quarter ended September 30, 2024.

The following will summarize our major achievements in the third quarter of 2024, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2024 Financial Highlights

●	Revenues were $5.2 million, compared with $5.3 million in the third quarter of 2023.

●	Operating income was $0.7 million, compared to $1.2 million in the third quarter of 2023, with the increase in cost of revenues attributed to an infrequent high cost of third-party hardware and licenses supplied as part of our solutions to a customer.

●	Net income was $0.9 million, or $0.05 per share, compared to $1.3 million, or $0.06 per share in the third quarter of 2023.

●	Cash flow from operating activities was $1.0 million, the same as in the third quarter of 2023.

●	One new win with an existing customer and multiple follow-on orders.

●	Cash position was $15.5 million as of September 30, 2024.

Nine Months Financial Highlights

●	Revenues were $16.2 million, compared with $16.0 million in the first nine months of 2023.

●	Operating income was $3.1 million, compared to $3.6 million in the first nine months of 2023.

●	Net income was $3.4 million, or $0.17 per share, compared to $3.7 million, or $0.19 per share in the first nine months of 2023.

●	Cash flow from operating activities in the first nine months of 2024 was $3.8 million, compared to $3.4 million in the first nine months of 2023.

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “Similar to previous quarters, we continue to benefit from the long-term successful relationships with our customers that value our commitment to provide the highest level of support and the best products and services, and from time to time, increase the scope of their solutions. We work with well-designed processes that ensure operating efficiency and productivity. We remain active in our search for suitable acquisitions and continue our ongoing investment to better support digital transformations and 5G networks, and to maintain up-to-date technology and infrastructure with increased security. MIND is a global company, operating from different countries, according to an extensive business continuity plan that ensures resilience, seamless delivery, development, and ongoing support to our customers.

“As I hand over the CEO position to Ariel Glassner, I wish to thank our long-term investors, employees, customers, and partners for enabling my long, eventful, and gratifying leadership journey.”

Revenue Distribution for Q3 2024

Europe represented 53% (including the messaging segment revenues in Germany that represented 34%), the Americas represented 40%, and the rest of the world represented 7% of total revenues.

Customer care and billing software totaled $2.9 million, or 56% of total revenues, enterprise messaging and payment solutions were $1.8 million, or 35% of total revenues, and enterprise call accounting software totaled $0.5 million, or 9% of total revenues.

Revenue Distribution for Nine Months 2024

Europe represented 55% (including the messaging segment revenues in Germany that represented 37%), the Americas represented 39%, and the rest of the world represented 6% of total revenues.

Customer care and billing software totaled $8.8 million, or 54% of total revenues, enterprise messaging and payment solutions totaled $6 million, or 37% of total revenues, and enterprise call accounting software totaled $1.4 million, or 9% of total revenues.

New Win & Follow-on Orders

Our customers, from time to time, increase their licenses and the scope of the solutions we provide to them. This quarter, like in all previous quarters, we received follow-on orders from existing customers for additional functionality and license upgrades.

The new win is with an existing customer to enhance and customize the MINDBill platform to support a Hosted Mobile (MVNO) – transforming the existing customer into a full MVNE.  The MVNE platform includes all MINDBill modules, omnichannel ecommerce, mobile app and WEB selfcare for residential and commercial users. The MINDBill platform enables integration with external applications such as ERP, support for multiple languages, branding throughout the applications and communication methods and the customizations include contract layout, invoice layout, receipt layout, and notifications.

Active Pursuit of Acquisitions

As previously announced, we continue targeting potential acquisitions that could be a source of growth, by focusing on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology or geography and expected accretion to earnings within two to three quarters.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2024	2023	2024	2023
	U.S. dollars in thousands (except per share data)
REVENUES	$5,208	$5,264	$16,247	$16,003
COST OF REVENUES	2,952	2,590	8,400	7,912
GROSS PROFIT	2,256	2,674	7,847	8,091
OPERATING EXPENSES:
Research and development	841	865	2,564	2,670
Selling and marketing	331	240	947	804
General and administrative	341	354	1,279	1,022
Total operating expenses	1,513	1,459	4,790	4,496
OPERATING INCOME	743	1,215	3,057	3,595
FINANCIAL INCOME, net	192	142	520	432
INCOME BEFORE TAXES ON INCOME	935	1,357	3,577	4,027
TAXES ON INCOME	6	107	185	294
NET INCOME	$929	$1,250	$3,392	$3,733

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.05	$0.06	$0.17	$0.19
Diluted	$0.04	$0.06	$0.16	$0.18

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,463	20,212	20,279	20,158
Diluted	20,691	20,489	20,568	20,460

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2024	2023
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,734	$2,958
Short-term bank deposits	12,605	13,464
Marketable securities	192	182
Accounts receivable, net	2,185	2,295
Other current assets	366	538
Prepaid expenses	273	277
Total current assets	18,355	19,714

NON-CURRENT ASSETS:
Accounts receivable, net	448	714
Severance pay fund	2,181	2,051
Deferred income taxes	112	102
Property and equipment, net	173	216
Right-of-use assets, net	502	690
Intangible assets, net	176	266
Goodwill	7,902	7,872
Total assets	$29,849	$31,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$583	$989
Other current liabilities and accruals	1,798	1,749
Current maturities of lease liabilities	132	218
Deferred revenues	1,422	1,517
Total current liabilities	3,935	4,473

LONG-TERM LIABILITIES:
Deferred revenues	108	100
Lease liabilities, net of current maturities	327	424
Accrued severance pay	2,181	2,060
Deferred income taxes	53	80
Total liabilities	6,604	7,137

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,856	27,776
Accumulated other comprehensive loss	(958)	(1,001)
Accumulated deficit	(2,810)	(1,334)
Treasury shares	(897)	(1,007)
Total shareholders’ equity	23,245	24,488
Total liabilities and shareholders’ equity	$29,849	$31,625

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2024	2023	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$929	$1,250	$3,392	$3,733
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	47	47	141	147
Deferred income taxes, net	(15)	(3)	(37)	(25)
Accrued severance pay	11	9	24	28
Unrealized gain from marketable securities, net	(6)	(1)	(10)	(2)
Employees share-based compensation expenses	62	72	190	213
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	(40)	2	376	(137)
Decrease (increase) in other current assets	222	(51)	171	(119)
Decrease (increase) in prepaid expenses	77	(162)	4	(269)
Decrease in accounts payable	(154)	(257)	(405)	(152)
Increase (decrease) in other current liabilities and accruals	301	352	42	(278)
Change in operating lease liability	10	(12)	5	(18)
Increase (decrease) in deferred revenues	(492)	(269)	(87)	268
Net cash provided by operating activities	952	977	3,806	3,389

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5)	(9)	(7)	(53)
Severance pay funds	(11)	(13)	(33)	(41)
Proceeds from redemption of (investment in) short-term bank deposits	(1,410)	(4,482)	859	(1,144)
Net cash provided by (used in) investing activities	(1,426)	(4,504)	819	(1,238)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(4,868)	(4,839)
Net cash used in financing activities	-	-	(4,868)	(4,839)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	38	(22)	19	(1)

DECREASE IN CASH AND CASH EQUIVALENTS	(436)	(3,549)	(224)	(2,689)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	3,170	6,125	2,958	5,265
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$2,734	$2,576	$2,734	$2,576

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